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January 28, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

450 Fifth Street, N.W

Washington, D.C.  20549

Attention: Mara Ransom

Re:	priceline.com Incorporated
Registration Statement on Form S-4 (File No. 333-185465)

Dear Ms. Ransom:

On behalf of priceline.com Incorporated, a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (“Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement on Form S-4 filed with the Commission on December 13, 2012.

The changes reflected in the Registration Statement include those made to address each of the comments (the “Comments”) of the staff of the Commission (the “Staff”) received verbally via telephone conference on January 2, 2013.  The Registration Statement also includes other changes that are intended to update and clarify the information contained therein.

In connection with these responses, we hereby acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses to the Staff’s comments.  We appreciate your review and assistance.  Please feel free to contact me at (212) 558-4801 should you require further information or have any questions concerning this filing.

Very truly yours,

/s/ Brian E. Hamilton
Brian E. Hamilton